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                            September 3, 2021

       Phyllis W. Newhouse
       Chief Executive Officer
       Athena Technology Acquisition Corp.
       125 Townpark Drive, Suite 300
       Kennesaw, GA 30144

                                                        Re: Athena Technology
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 9,
2021
                                                            File No. 333-258606

       Dear Ms. Newhouse:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed August 9, 2021

       Summary Term Sheet, page 1

   1. We note your disclosure that the public warrants will become exercisable 30 days after the completion of the
Business Combination. However, such disclosure does not appear to be consistent with your
disclosure on page 66 that such warrants will become exercisable 30 days after the
completion of the Business Combination and 12 months from the closing of your public offering.
In addition, your disclosure on page 243 that you have filed a registration statement
for the registration, under the Securities Act, of the Common Stock issuable upon exercise
of the warrants, does not appear to be consistent with your
                                                        disclosure on page 78
that you have not registered the shares of Common Stock issuable upon exercise of the
public warrants under the Securities Act or any state securities laws at this time. Please
advise or revise.
 Phyllis W. Newhouse
FirstName  LastNamePhyllis  W. Newhouse
Athena Technology   Acquisition Corp.
Comapany 3,
September  NameAthena
              2021      Technology Acquisition Corp.
September
Page 2     3, 2021 Page 2
FirstName LastName
2. We note your disclosure that the company may redeem the outstanding public warrants if
         the last reported sales price of the Company   s Common Stock equals
or exceeds $18.00
         per share for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which you give notice of such redemption and provided certain other conditions are met. Please revise this section and elsewhere in your filing, as
         appropriate, to also describe the Company   s right to redeem
outstanding warrants in
         certain circumstances if the last reported sale price of your Class A common stock equals or exceeds $10.00 per share. We note your related disclosure on page
244.
3. We note your references in this section to the shares issuable upon the exchange of the rights. However, it does not appear that you issued rights in your initial public offering.
         Please revise or advise.
Do you have Redemption Rights?, page 18

4. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, and convertible securities, including warrants retained by redeeming shareholders, at the minimum, maximum and interim redemption levels, including any needed assumptions.
5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at the minimum, maximum and interim redemption levels.
6. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Summary of the Proxy Statement/Prospectus, page 26

7. Please provide the disclosure required by Item 4(a)(2) of Form S-4 with respect to the reasons of Heliogen for engaging in the Business Combination.
8. Please briefly describe in this section the terms of the Heliogen SAFE Conversion, the
         Heliogen Warrant Conversion and the Heliogen Preferred Conversion.
9. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
10.      We understand the sponsor will receive 510,000 shares of Athena Common
Stock
         pursuant to an anti-dilution adjustment based on the company's additional financing activities. Please quantify the value of the securities the sponsor will receive.
 Phyllis W. Newhouse
FirstName  LastNamePhyllis  W. Newhouse
Athena Technology   Acquisition Corp.
Comapany 3,
September  NameAthena
              2021      Technology Acquisition Corp.
September
Page 3     3, 2021 Page 3
FirstName LastName
Impact of the Business Combination on the Company's Public Float, page 29

11. We note your disclosure in the table on page 29 that illustrates varying ownership levels in
         New Heliogen, on a pro forma basis, including the information that you provide with
         respect to    Athena Stockholders,    which appears to include the
founder shares. Please
         also provide such information seperately for the public stockholders. Selected Historical Financial Information of the Company, page 41

12. We note you present $761 thousand net loss for period from December 8, 2020 (inception)
         through December 31, 2020. However, your statement of operations on page F-4 only discloses $761 of net loss for this period. Please revise your disclosure to resolve this inconsistency.
Risk Factors, page 48

13. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Risk Factors
Our amended and restated bylaws that will become effective upon the closing of the Business
Combination will designate a state..., page 58

14. We note your reference in this section to the amended and restated bylaws that will become effective upon the closing of the Business Combination. Please file the form of such amended and restated bylaws as an exhibit to your filing, and describe any material changes from your current bylaws.
Future resales of New Heliogen's common stock after the consummation of the Business
Combination may cause the market price..., page 92

15. Please revise to clarify the number of shares subject to the lock-up agreements. In addition, please revise to clarify the terms of the lock-up that will be applicable to the
         Sponsor. In that regard, it appears that your disclosure in this section regarding such terms is not consistent with your disclosure elsewhere in your filing, including on page 27.
Unaudited Pro Forma Condensed Combined Financial Statements
Note 1 - Description of the Business Combination, page 99

16. You disclose that the Heliogen equity holders will receive approximately 195.0 million shares of common stock as consideration in the business combination. Please reconcile this amount with the 158.3 million shares disclosed in the post combination ownership table under this heading.
 Phyllis W. Newhouse
FirstName  LastNamePhyllis  W. Newhouse
Athena Technology   Acquisition Corp.
Comapany 3,
September  NameAthena
              2021      Technology Acquisition Corp.
September
Page 4     3, 2021 Page 4
FirstName LastName



Note 3 - Pro Forma Adjustments, page 100

17. We note from page 94 that your pro forma financial statements include the issuance of
         510,000 shares to the sponsor pursuant to the Sponsor Support Agreement. Please clarify where this share issuance is included in your pro forma adjustments.
18. Pursuant to Rule 11-02(a)(8) of Regulation S-X, pro forma adjustments should be referenced to notes that clearly explain how the amounts were derived. Please address the following:

                Revise note (d) to quantify the number of shares of common stock to be issued in connection with the conversion of the SAFE Instruments and describe how the underlying conversion rate and share amounts were determined.

                Revise note (h) to quantify the number of shares of common stock to be issued upon
              conversion of Heliogen   s preferred stock and describe how the
underlying conversion
              rate and share amounts were determined.

                Revise note (i) to quantify and disclose how you derived the adjustment from the
              exercise of Heliogen   s warrants.
19. We note your adjustment (j) related to transaction costs associated with consummating the business combination. Please clarify whether these amounts have been incurred or are expected to be incurred and whether they have been recognized in the historical financial statements. To the extent that they have not been recorded in the historical financial statements, please tell us how you considered adjusting for these costs in your annual pro forma statement of operations. In addition, please tell us why you have reported the adjustment for these costs to additional paid-in capital as opposed to retained deficit in your pro forma balance sheet.
Background of the Business Combination, page 127

20. We note that your amended and restated certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
21. We note your disclosure on page 134 indicating the Company obtained commitments for a
         PIPE investment from existing and new investors. Please disclose who selected potential
         PIPE investors, and disclose any relationships between the PIPE investors and Athena, the sponsor and Heliogen and its affiliates. In addition, disclose how the terms of the PIPE transaction were determined.
22. You disclose that on March 31, 2021, Phyllis Newhouse and Bill Gross and certain members of the Heliogen management team discussed a possible business combination between Athena and Heliogen. Please revise your disclosure here to state how Heliogen
 Phyllis W. Newhouse
FirstName  LastNamePhyllis  W. Newhouse
Athena Technology   Acquisition Corp.
Comapany 3,
September  NameAthena
              2021      Technology Acquisition Corp.
September
Page 5     3, 2021 Page 5
FirstName LastName
         was identified and who initiated this discussion.
23. Please substantially revise your disclosure beginning with the letter of intent sent to representatives of Heliogen on April 15, 2021, to discuss in greater detail the substance of meetings and calls, including the material terms that were discussed, how parties'
         positions differed, and how issues were resolved. Your revised disclosure should ensure that investors are able to understand how the parties determined the initial all stock consideration to Heliogen equity holders of $1,850,000,000 included in the initial draft business combination agreement and how the terms of the business combination evolved during negotiations.
Unaudited Prospective Financial Information, page 137

24. You disclose significant revenue growth in the six year projections presented in your tabular disclosure of prospective financial information on page 139. Given Heliogen's limited operating history and your disclosure that Heliogen only recent exited the pre-
         revenue stage, please address the following points:

                Fully describe the material assumptions underlying the projections and the market conditions assumed in developing these assumptions.

                Disclose the basis for the six year period and how it was selected.

                Clearly describe the basis for projecting revenue growth, why you believe significant growth is sustainable over the six year period and the factors or contingencies that would affect such growth ultimately materializing with particular attention given to years 3 and beyond.
Selected Public Companies Analysis, page 143

25. We note your disclosure that the enterprise value of Heliogen implied by the Aggregate
         Merger Consideration [is] within the range of enterprise values resulting from the selected public companies analysis, supporting a conclusion that, as of the
date of BTIG   s opinion,
         the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to Athena. Please revise to provide more detail as to how the enterprise value of Heliogen implied by the Aggregate Merger Consideration is within the range of enterprise values resulting from the selected public companies analysis.
Opinion of BTIG
Conclusion, page 145

26.      Please revise to clarify how the analyses performed by BTIG supported
BTIG   s opinion
         that the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held by Athena in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust
 Phyllis W. Newhouse
FirstName  LastNamePhyllis  W. Newhouse
Athena Technology   Acquisition Corp.
Comapany 3,
September  NameAthena
              2021      Technology Acquisition Corp.
September
Page 6     3, 2021 Page 6
FirstName LastName
         Account).

Proposal No. 1 - Approval of the Business Combination
Certain U.S. Federal Income Tax Considerations, page 147

27. Please revise your disclosure, including this section and your Questions and Answers section, to clearly describe the federal income tax consequences of the Business
         Combination. See Item 4 of Form S-4. If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. See Item 601(b)(8) of Regulation
         S-K. If there is uncertainty regarding the tax treatment, counsel may issue a "should" or
         "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. For guidance, refer to Staff
         Legal Bulletin No. 19, which is available on our website. In that regard, we note that the business combination agreement and your disclosure on page 149 provide that the parties intend that the business combination qualifies as a "reorganization" within the meaning of
         Section 368(a) of the Code.

Proposal No. 3 - The Charter Amendment Proposal
Comparison of Current Amended and Restated Certificate of Incorporation to Proposed Second
Amended and Restated Certificate of Incorporation, page 160

28. We note your disclosure that you seek to amend Article XI regarding the exclusive forum provision to clarify that for any action arising under the Securities Act, the Court of
         Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction. Please revise to reconcile with your disclosures on pages 58 and 251 and
         Article XI of your Second Amended and Restated Certificate of Incorporation stating that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. We also note that it does not appear that your exclusive forum provision in your Second
         Amended and Restated Certificate of Incorporation provided in Annex G is different from the provision set forth in your current certificate of incorporation. Please advise.
Information about New Heliogen
Intellectual Property, page 223

29. We note your disclosure elsewhere stating that you have patented the most valuable parts of your technology at each stage of development. You also disclose that you have six granted patents and 13 patents pending. To the extent material to an understanding of
         Heliogen, please disclose the duration of the granted patents. Components of Our Results of Operations, page 228

30. Please disclose the components included in your cost of sales. Phyllis W. Newhouse
FirstName  LastNamePhyllis  W. Newhouse
Athena Technology   Acquisition Corp.
Comapany 3,
September  NameAthena
              2021      Technology Acquisition Corp.
September
Page 7     3, 2021 Page 7
FirstName LastName



Results of Operations, page 229

31. We note you present zero and negative gross profit for the three months ended March 31,
         2021 and the year ended December 31, 2020, respectively. Considering there were material changes in the relationship between cost of sale and revenues, please revise to discuss the causes of such relationship. Refer to Item 303(b)(2)(ii) of Regulations S-K.
Net Cash from Operating Activities, page 231

32. Please revise your discussion of cash used in operating activities to disclose the underlying reasons for material changes in your operating cash flows. Refer to SEC
         Release No. 33-8350 for further guidance.
Description of Securities
Public Stockholders' Warrants, page 243

33. We note your reference in this section to risk factor disclosure regarding the choice of forum set forth on the warrant agreement. However, such disclosure does not appear to be set forth in your Risk Factors section. Please revise or advise. Beneficial Ownership of Securities, page 254

34. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Nant Capital, LLC, NeoTribe
         Ventures I, L.P., Prime Movers Lab Fund I LP, and Idealab Holdings, LLC. Refer to Item
         403 of Regulation S-K and Rule 13d-3 of the Securities Exchange Act of 1934.
Heliogen Related Party Transactions, page 259

35. We note your disclosure that Patrick Soon-Shiong provided a support letter to the DOE under which Mr. Soon-Shiong agreed to contribute up to $24,820,000 over a 3-year performance period towards cost-share requirements under the U.S. Department of Energy
         Grant. Please disclose any material terms of such support agreement and any related obligations for Heliogen.
Notes to Financial Statements
2. Summary of significant Accounting Policies, page F-39

36.      Your disclosure at page F-41 states that you determined you are not
PLP   s primary
         beneficiary and therefore have not consolidated PLP within your financial statements.
         However we note you have not provided disclosure on how you account for your investment in PLP. Please revise to clarify and provide the applicable disclosures based on your accounting for this investment.
 Phyllis W. Newhouse
Athena Technology Acquisition Corp.
September 3, 2021
Page 8


Exhibits

37. We note your disclosure on pages 212-213 indicating that your named executive officers currently have offer letter agreements in place. To the extent that these agreements will remain in effect following the business combination, please file copies of the agreements with Mr. Schell and Ms. Obiaya as exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                           Sincerely,
FirstName LastNamePhyllis W. Newhouse
                                                           Division of
Corporation Finance
Comapany NameAthena Technology Acquisition Corp.
                                                           Office of Energy &
Transportation
September 3, 2021 Page 8
cc:       Penny J. Minna
FirstName LastName